MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-2605
                                  212-838-1177
                               FAX - 212-838-9190


                                                            WRITER'S DIRECT LINE
                                                            (212) 838-8269


                                  March 28, 2006



Michael McTiernan, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

RE:      American Mold Guard, Inc.
         Registration Statement on Form SB-2
         Filed on January 6, 2006
         File No. 333-130889

Dear Mr. McTiernan

         This letter responds to your comments set forth in a letter dated March 1, 2006 regarding the above-referenced registration statement (the "Registration Statement") filed by American Mold Guard, Inc. (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

PROSPECTUS SUMMARY

1. WE NOTE YOUR RESPONSE TO COMMENT 9. PLEASE REVISE THE "RISK FACTORS" ON PAGE 5 TO PROVIDE MORE DETAIL REGARDING THE MOST SIGNIFICANT RISKS OF THE OFFERING. PLEASE DISCLOSE THAT THE CONVERTIBLE NOTES ARE IN DEFAULT, THAT THE HOLDER MAY IMMEDIATELY CALL THE NOTES AND THAT AMERICAN MOLD GUARD, INC. MIGHT HAVE TO DECLARE BANKRUPTCY AS A RESULT. IN ADDITION, PLEASE DISCLOSE THAT CRESTRIDGE INVESTMENTS WOULD BENEFICIALLY OWN ROUGHLY 18% OF THE COMPANY'S OUTSTANDING SHARES WERE CRESTRIDGE TO EXERCISE ITS OPTION TO CONVERT. PLEASE CONSIDER PRESENTING THE RISKS IN A BULLET POINT FORMAT.

The Registration Statement has been revised as per your comment.

Michael McTiernan
American Mold Guard, Inc.
March 28, 2006



USE OF PROCEEDS, PAGE 16

2. WE NOTE THAT YOU HAVE ALLOCATED OFFERING PROCEEDS TO THE REPAYMENT OF THE CONVERTIBLE NOTES. PLEASE DISCLOSE HOW YOU WILL USE THE PROCEEDS IF THE NOTES ARE CONVERTED INTO PREFERRED SHARES AND/OR IF THE PREFERRED SHARES ARE SUBSEQUENTLY CONVERTED INTO COMMON STOCK.

The Registration Statement has been revised as per your comment.

3. PLEASE DISCLOSE THE INTEREST RATE AND MATURITY OF THE INDEBTEDNESS TO BE REPAID WITH THE OFFERING PROCEEDS. REFER TO INSTRUCTION 1 TO ITEM 504 OF REGULATION S-B.

The Registration Statement has been revised as per your comment.

CAPITALIZATION, PAGE 18

4. IT DOES NOT APPEAR THAT THE 1,359 SHARES OF COMMON STOCK TO BE ISSUED IN FEBRUARY 2006 HAVE BEEN INCLUDED IN YOUR PRO FORMA CAPITALIZATION AMOUNTS. PLEASE ADVISE US WHY THIS AMOUNT HAS BEEN EXCLUDED OR REVISE AS NECESSARY.

After consulting with its California counsel, the Company has decided to delete all references to these shares. California counsel has advised the Company that the agreement under which it is obligated to issue these shares is more likely than not unenforceable because it violated California's usury laws. The Company would prefer not to disclose this position because it does not want to alert the holder of the indebtedness.

5. WE NOTE THAT YOU EXPECT TO ALLOCATE $7.927 MILLION AND $5.573 MILLION TO COMMON STOCK AND WARRANTS, RESPECTIVELY, FROM THE NET PROCEEDS OF THIS OFFERING AND ISSUANCE OF ADDITIONAL UNITS TO NOTEHOLDERS. PLEASE EXPLAIN TO US WHY THESE ACCOUNTS HAVE ONLY INCREASED BY $7.046 MILLION AND $4.954 MILLION, RESPECTIVELY, IN THE PRO FORMA AS ADJUSTED COLUMN IN YOUR CAPITALIZATION TABLE.

The entire chart has been revised to reflect the Company's balance sheet at December 31, 2005. The pro form amounts reflect $1.5 million worth of units to be issued to the holders of the Unsecured Notes, of which $1.104 million has been allocated to common stock and $0.396 million has allocated to the warrants and recorded as additional paid-in-capital. The pro forma as adjusted column reflects the $12 million estimated net proceeds of the offering, of which $8.836 million has been allocated to common stock and $3.164 million has been allocated to the warrants and recorded as additional paid in capital. These allocations are based on a Black-Scholes analysis in which the Class A and Class B warrants were valued separately based on their respective terms and the remaining amount was allocated to the common stock. For the Series A warrants, the Company used an exercise price of $5.00, a strike price of $3.75, a term of 1 month, volatility of 50%, annual dividends of zero and a discount rate of 4.38%. For the Series B warrants, the Company used an exercise price of $5.00, a strike price of $5.00, a term of 12 months, volatility of 47.21%, annual dividends of zero and a discount rate of 4.38%. Also, please note, the paragraph that had appeared before the table specifying the allocation has been deleted with the concurrence of Mr. William Demarest.

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

Michael McTiernan
American Mold Guard, Inc.
March 28, 2006



MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005

COST OF REVENUE, PAGE 25

6. PLEASE REVISE YOUR DISCLOSURE TO USE CONSISTENT TERMINOLOGY THROUGHOUT. FOR EXAMPLE, IT IS NOT CLEAR WHETHER "DIRECT LABOR COST" RELATES TO "LABOR COSTS" OR "DIRECT COSTS", THAT WERE PREVIOUSLY DISCUSSED; OR WHETHER "RAW MATERIAL COSTS" IN THE THIRD PARAGRAPH ARE THE SAME AS "MATERIAL COSTS" IN THE SECOND PARAGRAPH.

The disclosure has been revised as per your comment.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 30

7. PLEASE REVISE YOUR DISCUSSION OF LIQUIDITY TO ADDRESS THE POTENTIAL IMPACT IF THE HOLDER OF THE CONVERTIBLE NOTES DEMANDED IMMEDIATE PAYMENT AND OBTAINED A FINAL JUDGMENT PRIOR TO THE CLOSING OF THE OFFERING.

The disclosure has been revised as per your comment.

MANAGEMENT, PAGE 38

8. WE NOTE THAT MR. KATZ HAS BEEN IDENTIFIED AS A DIRECTOR NOMINEE. PLEASE FILE HIS CONSENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

The consents of all the director-nominees have been filed as part of Amendment No. 2.

INDEX TO FINANCIAL STATEMENTS, PAGE F-1

9. PLEASE UPDATE YOUR FINANCIAL STATEMENTS IN ACCORDANCE WITH ITEM 310(G) OF REGULATION S-B IN YOUR NEXT AMENDMENT.

The financial statements have been updated in accordance with the requirements of Item 310(g) of Regulation S-B.

CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7

10. WE HAVE REVIEWED YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 43. PLEASE EXPLAIN TO US HOW THE $169,535 DEBT DISCOUNT ADJUSTMENT IN 2005 WAS CALCULATED. WE MAY HAVE FURTHER COMMENT.

The amount associated with the caption "debt discount" in our September 30, 2005 consolidated cash flow statement was incorrect and has been subsequently corrected in the Company's December 31, 2005 consolidated statement of cash flows. The Company determined that the warrants should be accounted for as equity instruments per SFAS 133 and EITF 00-19. Thus, the Company calculated the resulting debt discount by first estimating the fair value of the warrants

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

Michael McTiernan
American Mold Guard, Inc.
March 28, 2006



issued to the noteholder using the Black-Scholes valuation model. It then allocated the proceeds received from borrowings from this noteholder to each of the notes and the warrant based on their relative values in accordance with APB
14. The relative fair value of the warrants was recorded as debt discount. The Company then determined that a beneficial conversion existed based on the effective conversion terms of the notes and, therefore, it recorded an additional debt discount in an amount that did not exceed the principal amount of the notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-8

11. WE NOTE YOUR RESPONSE TO COMMENT 55. PLEASE INCLUDE ANY APPLICABLE DISCLOSURES REQUIRED BY SFAS 109 IN YOUR NEXT AMENDMENT. REFER SPECIFICALLY TO PARAGRAPHS 43 AND 48.

Note 5 to the Company's consolidated financial statements included in Amendment No. 2 to the Registration Statement has been revised to include disclosures required by paragraphs 43 and 48 of SFAS 109.

NOTE 6.  NOTES PAYABLE

SHORT TERM LOANS:

2005 UNSECURED NOTES, PAGE F-16

12. WE HAVE REVIEWED YOUR RESPONSES TO PRIOR COMMENTS 49 AND 50. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY THESE TERMS.

The disclosure concerning the Unsecured Notes in note 6 to the Company's consolidated financial statements included in Amendment No. 2 to the Registration Statement has been revised as per your comment.

13. PLEASE REVISE YOUR DISCUSSION OF THE UNSECURED NOTES TO INCLUDE THE DISCLOSURES REQUIRED BY PARAGRAPH 27 OF SFAS 150.

Note 6 to the Company's consolidated financial statements included in Amendment No. 2 to the Registration Statement has been revised to include additional disclosures required by paragraph 27 of SFAS 150.

NOTE 7.  CAPITALIZATION

SERIES B PREFERRED STOCK, PAGE F-17

14. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 53. IT IS UNCLEAR TO US WHERE YOU HAVE RECORDED THE $75,000 NOTE. PLEASE TELL US WHERE THIS NOTE PAYABLE HAS BEEN RECORDED ON YOUR BALANCE SHEET AND DISCLOSE ITS TERMS WITHIN NOTE 6. NOTES PAYABLE.

All references to the note referred to in the comment have been deleted from
Note 7 to the Company's financial statements. That indebtedness note was actually described in Note 6 to the Company's financial statements. It is included in the $350,000 received from five individuals and is one of the three notes remaining unpaid at December 31, 2005. By oral agreement between the parties, the maturity date of the note has been extended until the completion of this

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

Michael McTiernan
American Mold Guard, Inc.
March 28, 2006



offering. Interest continues to accrue at the rate of 8% per annum.

ITEM 28.  UNDERTAKINGS

15. WE NOTE THAT YOU HAVE IDENTIFIED ON THE COVER PAGE OF THE REGISTRATION STATEMENT THAT THIS IS A CONTINUOUS OFFERING MADE PURSUANT TO RULE 415 OF THE SECURITIES ACT. WE ALSO NOTE THAT YOU CONTINUE TO INCLUDE THE RULE 415 UNDERTAKINGS. PLEASE ADVISE US WHY YOU BELIEVE THIS IS AN OFFERING PURSUANT TO RULE 415. IN ADDITION, PLEASE CONFIRM THAT THE OFFERING WILL NOT RELY ON RULE 430A. WE NOTE YOU HAVE NOT INCLUDED THE RULE 430A UNDERTAKINGS.

The Company believes that this is a continuous offering under Rule 415 because the offering will continue until such time as the warrants are exercised or expire.

16. PLEASE INCLUDE UNDERTAKING (d) OF ITEM 512 OF REGULATION S-B OR ADVISE US WHY YOU BELIEVE IT IS NOT APPROPRIATE.

Undertaking (d) of rule 512 of regulation S-B has been added to Item 28.

                                                 Very truly yours,

                                                 /s/ Joel J. Goldschmidt


cc:  Paul Fisher, Esq.


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